

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 1, 2018

<u>Via E-mail</u>
Vivian Liu
Chief Operating Officer
Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, California 95742

> **Re:** **Cesca Therapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed April 6, 2018**
> **File No. 333-224185**

Dear Ms. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   It appears that it is possible that all investors may choose to purchase units. Also, it appears that all investors may choose to purchase pre-funded units. Please revise your table to reflect the maximum amount of each class of security that you are offering and might sell in this transaction, including the total number of common shares underlying the warrants included in the units and the total number of common shares underlying the warrants in the pre-funded units.

Prospectus Cover Page

2.   Please revise your prospectus cover page to describe clearly the total number of securities you are offering and the total number of securities you intend to sell. For example, revise your first two headers under your company logo to clarify the total number of securities

Vivian Liu
Cesca Therapeutics Inc.
May 1, 2018
Page 2

you are offering, and remove any implication that you will sell only units "or" pre-funded units if you are planning to sell some combination of the two.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Curt P. Creely, Esq.
        Foley & Lardner LLP